DECHERT LLP
1900 K Street, N.W.
Washington, D.C. 20006
(202) 261-3300

October 18, 2013

VIA EDGAR CORRESPONDENCE

Mr. Larry L. Greene, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:	Brown Advisory Funds –
Registration Statement on Form N-1A
File Nos. 333-181202 and 811-22708

Dear Mr. Greene:

On behalf of Brown Advisory Funds (the “Trust”), which filed Post-Effective Amendment No. 10 to its registration statement on Form N-1A (the “Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC” or “Commission”) on August 7, 2013 for the purpose of adding the Brown Advisory Strategic European Equity Fund (the “Fund”) as a new investment series of the Trust, I wish to respond to the comments on the Registration Statement that you recently provided to Stephen Cohen and me by telephone.  The proposed responses on behalf of the Trust to each of the comments are set forth below.  Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registration Statement.

1.    Prospectus – Page 1 – Investment Objective

Comment:  Confirm that the use of the phrase “established or operating in Europe” as used in the Investment Objective of the Fund is consistent with the Principal Investment Strategies, which uses the phrase “domiciled in or exercise the predominant part of their economic activity in Europe – defined as countries included in the MSCI Europe Index.”

Response:  The Fund is of the view that the phrase “established or operating in Europe” as used in the Fund’s Investment Objective is fully consistent with and compatible with the use of the phrase “domiciled in or exercise the predominant part of their economic activity in Europe” as used in the Fund’s Principal Investment Strategies when discussing the types of companies that the Fund will invest in.  In connection with this, additional disclosure has been added to the Principal Investment Strategies section to further describe how the Fund determines whether a company is domiciled in or exercises the predominant part of its economic activity in Europe.

2.    Prospectus - Page 1 – Principal Investment Strategies

Comment:  Please confirm that the font size meets the requirements under Form N-1A.

Response:  The Fund has reviewed the disclosures and confirms that the font size meets the requirements under Form N-1A.

3.    Page 2 - Principal Investment Strategies

Comment:  Confirm that the disclosure conforms with the disclosure guidance contained in the July 30, 2010 letter from Barry Miller, Associate Director of the Office of Legal and Disclosure, addressed to Karrie McMillan, General Counsel of the Investment Company Institute, regarding derivatives-related disclosures by investment companies.

Response:  The Fund has reviewed the disclosure regarding the Fund’s ability to invest in derivatives and has determined that the disclosure is appropriate and that no further disclosure is necessary at this time.

4.    Page 2 - Principal Investment Strategies

Comment:  Please discuss how the Fund will determine whether a company is domiciled in or exercises the predominant part of its economic activity in Europe.

Response:  The Fund has included the following new disclosure to explain how it determines whether a company is domiciled in or exercises the predominant part of its economic activity in Europe:

In determining whether a company is domiciled in or exercises the predominant part of its economic activity in Europe, the Fund will consider any one of the following four factors when making its determination: (i) country of organization; (ii) primary securities trading market; (iii) location of assets; or (iv) country where the company derives at least half of its revenue or profits.

5.    Page 2 – Principal Investment Strategies

Comment:  Please disclose the countries that are included in the MSCI Europe Index.

Response:   The Fund has added the following to disclose the countries that are currently included in the MSCI Europe Index:

As of September 30, 2013, the following countries were included in the MSCI Europe Index: Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom.

6.    Page 2 – Principal Investment Strategies

Comment:  Please confirm that the Fund will not invest more than 20% of its securities in emerging market countries.

Response:  The Fund confirms that the Fund will not invest more than 20% of its assets in emerging market countries.

7.    Page 2 - Principal Investment Strategies

Comment:  Please confirm that the Fund will segregate its assets for total return swaps consistent with Securities Trading Practices of Registered Investment Companies, SEC Release No. IC-10666 (Apr. 18, 1979) (“Release 10666”).  Please acknowledge that the Trust is familiar with Use of Derivatives by Investment Companies under the Investment Company Act of 1940, SEC Release No. IC-29776 (Aug. 31, 2011) (the “Derivatives Concept Release”) and that the Trust is aware that the SEC may issue definitive guidance in the future.

Response:  The Fund has reviewed the disclosures and confirms that the Fund segregates its assets consistent with Release 10666.  The Trust acknowledges that it is familiar with the Derivatives Concept Release and that the SEC may issue definitive guidance in the future.

8.    Page 2 - Principal Investment Strategies

Comment:  Please confirm that each of the investments listed in the fourth paragraph are principal investments of the Fund.

Response:  The Fund confirms that each of the investments listed in the fourth paragraph are principal investments of the Fund.

9.    Page 2 – Principal Investment Strategies

Comment:  Please explain when derivatives may be counted towards the Fund’s 80% investment policy.

Response:  As noted in the last sentence of the fourth paragraph of the Principal Investment Strategies, the Fund will count derivatives towards the Fund’s 80% investment policy if those derivatives have economic characteristics similar to the other investments that are included in the Fund’s 80% investment policy.  The Fund believes that this is consistent with the Rule 35d-1 Adopting Release, which stated that an investment company may “include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.”1

1	Investment Company Names, SEC Release No. IC-24828 (Jan. 17, 2001) at n. 13.

10.  Page 2 – Principal Investment Strategies

Comment:  In the last paragraph relating to temporary defensive positions, please state that the Fund may make investments inconsistent with its investment objective.

Response:  The requested disclosure has been added.

11.  Page 2 – Principal Investment Strategies

Comment:  With respect to the disclosure in the last paragraph relating to temporary defensive positions, please confirm that “prime” quality cash equivalents are those that are in the two highest short-term rating categories.

Response:  The Fund confirms that “prime” quality cash equivalents are those that are in the two highest short-term rating categories.

12.  Pages 6 and 7 – Principal Investment Strategies

Comment:  Please confirm that the term “secular” as included in the first bullet point under “The Sub-Adviser’s Investment Process” and the first bullet point under “The Sub-Adviser’s Process – Purchasing Portfolio Securities” is being used in an accurate manner.

Response:  The Trust notes that the term “secular” as used in the Prospectus is a commonly used economic term that means “occurring or persisting over an indefinitely long period.”2  Accordingly, the Trust is of the view that the term is being accurately used in this context.

13.  Page 7 – Principal Investment Strategies

Comment:  Please consider clarifying the last sentence in the paragraph before the sub-heading “The Sub-Adviser’s Process – Purchasing Portfolio Securities” with respect to the use of the phrase “potential for multiple re-rating.”

Response:  The subject disclosure has been revised.

2	See Oxford Dictionary, available at http://oxforddictionaries.com.

14.  Page 8 – Principal Investment Strategies

Comment:  Please clarify the fourth bullet point under the sub-heading “Who May Want to Invest in the Fund.”

Response:  The bullet point has been revised to state: “Want an investment that focuses only on a particular region.”

15.  Page 12 – Principal Risks

Comment:  Please confirm whether the “European Securities Risk” covers the principal risks of the European countries in which the Fund may invest.

Response:  The Trust has reviewed the disclosure and believes that it describes the principal risks of the European countries in which the Fund may invest.

16.  Page 16 – The Adviser

Comment:  In the second sentence in the last paragraph of the section, please include the term “written” before “notification.”

Response:  The requested disclosure has been added.

17.  Page 17 – Fund Expenses

Comment:  Please confirm that the contractual expense limitation agreement should not be disclosed in the Fee Table.

Response:  The Trust confirms that the contractual expense limitation agreement should not be disclosed in the Fee Table because the Fund’s estimated expenses for its initial fiscal year are not expected to be in excess of the amount provided for in the expense limitation agreement.  With respect to this matter, the Trust acknowledges that Instruction 3(e) to Item 3 of Form N-1A permits a fund to include disclosure relating to a contractual expense limitation agreement only when the agreement reduces the fund’s operating expenses.

18.  Page 18 – Prior Performance of the Sub-Adviser’s Comparable Fund

Comment:  With respect to the disclosure in the first sentence in the second paragraph of this section, please confirm that the calculation of the performance of the Composite is consistent with SEC staff guidance.

Response:  The Trust confirms that the performance information for the Composite represents the gross total return of the accounts included in the Composite as adjusted to reflect all applicable account fees including the highest advisory fee charged by the Sub-Adviser for this investment strategy.  The Trust notes that this calculation is consistent with relevant SEC staff guidance, which permits composite performance of accounts by deducting a model fee equal to the highest fee charged to any account employing that strategy during the performance period, provided appropriate accompanying disclosure is included explaining that the performance reflects the deduction of the highest fee charged.3

3	See J.P. Morgan Investment Management, Inc., SEC No-Action Letter (pub. avail. May 7, 1996)

19.  Page 18 – Prior Performance of the Sub-Adviser’s Comparable Fund

Comment:  With respect to the disclosure in the second sentence in the second paragraph of this section, please confirm that the operating expenses incurred by the accounts included in the Composite were at times lower than the expected operating expenses of the Fund.

Response:  The Trust confirms that the accounts included in the Composite include accounts that have total operating expenses that were at times lower than the expected operating expenses of the Fund.

20.  Page 19 - Prior Performance of the Sub-Adviser’s Comparable Fund

Comment:  In the chart showing the Comparable Fund’s prior performance information, please include the “Since Inception” performance in the chart rather than in the footnote.

Response:  The requested change has been made.

21.  Page 34 – Customer Identification Program

Comment:  Please confirm that the Trust has appointed an AML Compliance Officer.

Response:  The Trust confirms that it has appointed an AML Compliance Officer.

22.  Part B – Statement of Additional Information – Page 10 – Short Sales

Comment:  If the interest expenses associated with short selling are expected to be material, please revise the Fee Table to include such expenses.

Response:  The Trust does not expect that interest expenses associated with any short selling to be material and, therefore, no change has been made to the Fee Table.

23.  Part B – Statement of Additional Information – Page 10 – Participation Notes

Comment:  Please confirm the type of issuers that are represented by the participation notes in which the Fund may invest.

Response:  The disclosure has been revised to disclose that the Fund may invest in participation notes that are designed to replicate the performance of certain corporate issuers.

24.  Part B – Statement of Additional Information – Page 13 – Other Pooled Investment Vehicles

Comment:  Please confirm that the Fund does not intend to invest more than 10% in private funds.

Response:  The Trust confirms that the Fund does not intend to invest more than 10% in private funds.

25.  Part B – Statement of Additional Information – Page 17 – Leverage Transactions

Comment:  To the extent the Fund will invest in derivatives that create leverage, please update the disclosure accordingly.

Response:  The Trust confirms that the Fund does not intent to invest in derivatives that will create leverage and, thus, no change has been made to the disclosure.

26.  Part B – Statement of Additional Information – Page 10 – Fundamental Limitations - Concentration

Comment:  With respect to the disclosure concerning limitations on concentration, consider revising the disclosure regarding the discussion of certain of the exceptions to the limitations described.

Response:  The interpretation to the fundamental investment policy relating to the concentration of investments provides that the Fund will look through underlying investment companies for concentration purposes.  Therefore, no change has been made in response to this comment.

27.  Part B – Statement of Additional Information – Page 19 – Fundamental Limitations – Making Loans

Comment:  Please confirm that the “Making Loans” limitation is consistent with the Fund’s ability to lend securities.

Response:  The Trust notes that the disclosure states that “[f]or purposes of this [Making Loans] limitation, entering into repurchase agreements, lending securities and acquiring any debt security are not deemed to be the making of loans.”  Therefore, the Trust believes that the “Making Loans” limitation is consistent with the Fund’s ability to lend securities.

*           *           *           *

I trust that the foregoing is responsive to each of your comments.

Please be advised that the undersigned hereby acknowledges, on behalf of the Trust, with respect to the foregoing, that:

•	the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filing that was made;

•
SEC Staff comments or changes to disclosure in response to SEC Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing made; and

•	the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *           *

Please do not hesitate to contact the undersigned by telephone at (202) 261-3364 or via e-mail at patrick.turley@dechert.com with any questions or comments you may have regarding the foregoing.

Very truly yours,

/s/ Patrick W.D. Turley

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